Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

March 14, 2006

Drilling at First Point Minerals Rio Luna Gold Property in Nicaragua Commencing,  $1.6 million Private Placement Closes.

Peter M. D. Bradshaw, Ph.D., P. Eng., President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that diamond drilling on the 100% owned Rio Luna Gold/Silver property is commencing.  Initial work on this property defined 5.5 kilometers (kms) of epithermal veins with anomalous gold values, by surface trenching approximately every 50 meters along the vein.  An initial 33 hole diamond drill program tested 2.5 kms of this vein with several ore grade, true width, intersections as set out below:

  Balsamo East, RL-21,  2.7 meters of   15.8 grams/tonne (g/t) gold
  Balsamo East, RL-22,  3.1 meters of   13.5 g/t gold
  Balsamo,         RL-3,    2.6 meters of   19.4 g/t gold
  Santa Rita,       RL-9,   0.9 meters of    19.0 g/t gold.

After completion of this initial drill phase First Point expanded the surface exploration and has now defined more than 18kms of epithermal veins.  The current drill program will focus on step out drilling around the known good intersections, and testing other parts of this large system including:

  Trench TC-82a            2.6 meters of  128.9 g/t gold and 81 g/t silver

The known veins, location of the drill holes to date, and other details can be seen on an interactive map at http://www.firstpointminerals.com/RioLunaMap/.  Additional information including a long section of the drill results to date at Rio Luna can be seen on a Power Point presentation, also on the Company web site, at http://www.firstpointminerals.com/s/Presentations.asp by clicking on corporate presentation.pdf.  This presentation also contains a summary of First Point’s other properties.

First Point has closed the previously announced non-brokered private placement consisting of 11,619,288 units (“Units”) at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of $1,626,700.  Each Unit is comprised of one common share (a “Share”) and one transferable share purchase warrant (a “Warrant”) of the Company.  Each Warrant will entitle its holder to acquire one additional common share (a “Warrant Share”) at an exercise price of $0.20 for a period of 12 months from closing.  There was no commission payable on this private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold” period of four months plus one day from closing.  The financing closed in two tranches, the first tranche, for 5,190,716 Shares and 5,190,716 Warrants, closed on March 1, 2006.  As a consequence the hold period on the securities issued in the first tranche are subject to a hold period that expires July 3, 2006, and the Warrants issued in this tranche will expire on March 1, 2007.  The second tranche, for 6,428,572 Shares and 6,428,572 Warrants, closed on March 13, 2006.  The hold period on the securities issued in the second tranche are subject to a hold period that expires July 14, 2006, and the Warrants issued in this tranche will expire on March 14, 2007.

The funds from the private placement will be used, in part, for the drill program on the Rio Luna gold property, and for working capital.  The proceeds from the exercise of the Warrants, if any, will provide general working capital.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”
Peter M.D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.